

MO PIE

a slice above

- **THE PLEDGE:**

The promise of something extraordinary; Gourmet pies, and baked goods for consumers looking for the highest quality and cleanest labels in the market.

- **THE PROOF:**

The revelation, with 2 years under our belt and the proof of concept and quality. Consumers are flocking to our brand.

- **THE PROCESS:**

Unable to grow in our current facility. Mo Pie is tracking a 24% organic growth with existing customers. We are looking for the right investors to take us to the next phase of growth with focus on our own retail and future franchising.

- **THE PASSION:**

Our team has over 30 years of experience in the retail & Foodservice bakery industry. We stive to be different, innovative, and passionate about our brand



View Rising Trend of Pie Shops and Desserts Bars

Buttermilk Sky, established in 2012 and now 21 locations based in the South market of 8 states. $14 M
www.buttermilkskypie.com

Pie Face, 1 location in New York and 160 in Australia, only offered 3” pies closed 5 locations in NY. $160 M
www.australianpieco.com

Crumbl Cookies, established in 2017 and now
Has 800+ bakeries and going to exceed $1B in sales in 2023.
www.crumblcookies.com

Peaked Pies, 2 locations in Canada, Australian Style Savory Pies. $2.6 M
www.peakedpies.com

Bakers Square, full-service restaurants declining and now 280 locations. $220 M
www.bakerssquare.com

Nothing Bundt Cakes, a niche bakery selling Bundt cakes with 410 locations in the United States $367 M
www.nothingbundtcakes.com

Our Founder

Meet Curt, the creator and founder of Mo Pie. Curt spent 21 years as the Vice President of Tippin's where he learned the art of pie baking with the highest quality standards. After seeing the industry move towards automation and

First 24 months in Production

- Developed Recipes that have been highly excepted and trending a solid following with great residual sales.
- Developed an upscale environmentally friendly brand with a strong consumer acceptance.
- Estimated $1,120,981 in annual sales for 2023
- Currently in 6 accounts with 41 stores averaging $525 per store.
- Current sales are tracking a 24% growth with no new accounts
- Unlimited new opportunities
- 10/01/2023 New Production facility and retail front, estimate $160,000 Q4.
  Guaranteed Foods Home delivery 1/15/2024
  Whole Foods Mountain Division 2/1/2024
  On-Line ordering live with Mail order direct 07/01/24
  Hy-Vee 2/1/2023, 19 new stores estimate $350,000 year one







Wholesale $12.00/42%   Retail $24.00/71%

OP Farmers Market with 10% Following.
Brand building with 50 new customers per week.

We are averaging $2,100 per Saturday.

We are booked for 33 more weeks and receiving no resistance

with regards to our retails and 55% to 77% GP.

9" Pies $30.00

4" Pies $7.00

Cobblers $12.00

9" Quiche $25.00

9" Pot Pies $35.00

Pot Pie Loaf $20.00



Instagram

Liked by farmtomktbread and **140 others**

opfarmersmarket WOW!!! We've been open for five weeks this season. We've seen more than 27,000 shoppers in that timeframe. This is absolutely unprecedented.

Market vendors and staff cannot say THANK YOU enough to all of you that have supported the OPFM and embraced the Expanded Pavilion Site.

It's been a great to start our 40th season in Downtown OP and we look forward to the remaining 28 weeks.

FINANCIAL PROJECTION

5 Year Sales Projection

$3.5M

Wholesale $2.2M

Retail $1.3M

Business Calculations

Cost of Goods ($1,050,000)	30%
Total Payroll ($788,344)	20%
Overhead ($350,000)	10%

Total Expenses ($2,429,988)	
Net Income ($933,757)	26%
Dep.Am. ($105,000)	3%

Mo Pie, LLC   Franchising

- Entrepreneur focused leadership who forged ahead and launched the creation of Mo Pie.
- $50,000 per store, owner operators, with $150,000 Capital investment.
- 6% Royalties, weekly draw.
- Wholesale Supply base, with wholesale pricing $12.00 or 42% GP.
- Proven solid market share for Artisan Baked Goods, with solid residual sales.
- Proven viable Business Model and Recipes.
- Excepted high quality with strong growth rates and strong gross margins.
- Clean and clear intellectual property position, brand recognition.
- Minimal market competition.

Summary

- Be part of a Local Brand with a solid community relationship and community involvement. Building a base for a national expansion in 2028.

- We are looking to raise $900k for expansion of staff, equipment, and working capitol to handle current growth demands.
  - Minimum investment $300,000 per investor for 10% share
  - Mo Pie, LLC.
  - Red Berry Rhubarb Properties, LLC.



GET IN TOUCH

Feel free to send us a message

Curt Lafferty

clafferty@foodsolutionsllc.com